Exhibit 99.3

October 12, 2022

VIA EDGAR

Re:	Cameco Corporation (the “Issuer”)

Dear Ladies and Gentlemen:

We refer you to the preliminary prospectus supplement dated October 11, 2022 (the “Preliminary Prospectus Supplement”) to the base shelf prospectus of Cameco Corporation (the “Issuer”), dated September 26, 2022, forming part of the Registration Statement on Form F-10 (File No. 333-267625) filed by the Issuer with the U.S. Securities and Exchange Commission, and any subsequent prospectus supplements relating to the offering of common shares to which the Preliminary Prospectus Supplement relates (collectively, the “Prospectus Supplement”). In the Prospectus Supplement, reference is made to the name of this firm on the cover page and under the heading “Legal Matters” and to the name and opinion of this firm under the heading “Eligibility for Investment”. We hereby consent to being named in the Prospectus Supplement and to the use of our opinion therein.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Borden Ladner Gervais LLP

Borden Ladner Gervais LLP